Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD AMEX: EGO

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

CONSENT OF

Stephen Juras, P. Geo
Manager, Geology
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the reports which were prepared under my direct supervision, the description of certain mineral resources of the Tanjianshan Mine as at December 31, 2007, the Kisladag Mine as at December 31, 2007, the Efemcukuru Project as at December 31, 2007 and the Vila Nova Iron Ore Project as at December 31, 2007; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to these projects and to the use of my name in this annual report as a named expert.

Dated as of the 28th day of March 2008

Stephen Juras, P. Geo
Manager, Geology
Eldorado Gold Corporation